Exhibit 99.1

ARIS MINING APPROVED FOR NYSE UPLISTING

U.S. Trading Symbol to Change to “ARIS” from “ARMN”
Senior Management to Participate in NYSE Closing Bell Ceremony on February 19, 2026

Vancouver, Canada, February 5, 2026 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that it has received approval to uplist its common shares from the NYSE American to the New York Stock Exchange (NYSE).

The Company’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “ARIS”. Upon uplisting, Aris Mining’s U.S. trading symbol will change to “ARIS” from “ARMN”, aligning the Company’s U.S. and Canadian trading symbols.

Aris Mining’s common shares will cease trading on the NYSE American after market close on February 18, 2026. Trading on the NYSE under the symbol “ARIS” is expected to commence at the opening of pre-market trading on February 19, 2026. Shareholders are not required to take any action in connection with the uplisting.

To mark the NYSE uplisting and trading symbol alignment, senior management of Aris Mining will be present on the floor of the NYSE on Thursday, February 19, 2026, and will participate in the NYSE Closing Bell ceremony.

Neil Woodyer, Chair and CEO of Aris Mining, commented “We believe the move to the NYSE will enhance our visibility among U.S. and global institutional investors and better reflect the growing scale and quality of our portfolio. Aris Mining is building a leading gold mining company in South America with the potential to reach one million ounces of annual gold production from our 100% owned mines and development projects1. Aligning our U.S. and Canadian trading symbols under ‘ARIS’ further strengthens our corporate identity across global capital markets.”

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a South America-focused gold mining company. Our strategy combines current production and cashflow generation with transformational growth driven by expansions of its operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale, diversification and execution. The Company is listed on the TSX (ARIS) and the NYSE American and has been approved to uplist to the New York Stock Exchange. Aris Mining is led by an experienced team with a strong track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: Segovia and Marmato, which together produced approximately 257,000 ounces of gold in 2025. With expansions underway, the Company is targeting an annual production rate of 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June 2025 and ramping up since, and the construction of the CIP plant at Marmato, with first gold expected in Q4 2026.

Beyond its operating assets, Aris Mining has a development pipeline that supports its longer-term growth outlook to achieve annual production of approximately 1.0 million ounces of gold1. Aris Mining owns the Toroparu gold project in Guyana, where a Preliminary Economic Assessment was completed in October 2025 and a Prefeasibility Study is in progress, positioning the project to advance toward construction. In Colombia, Aris Mining also owns the high-grade Soto Norte gold project, where a Prefeasibility Study was completed in September 2025 that balances scale and strong economics with industry leading environmental and social design features. Environmental studies are being finalized and on schedule for submission in Q2 2026 to initiate the Soto Norte licensing process.

 1 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the expected dates the Company’s common shares will cease trading on the NYSE American and begin trading on the NYSE, the expected date of the Company’s change in trading symbol on the NYSE to “ARIS”, the expected benefits of trading on the NYSE under the ticker ARIS, potential gold production, and statements included in the “About Aris Mining” section of this news release relating to the potential annual gold production of the Company, and statements relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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